Exhibit 99.1

Trip.com Group to Hold Extraordinary General Meeting on March 18, 2021

Shanghai, China, February 11, 2021 —Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at 9:00 a.m. on March 18, 2021 (Beijing time) at the address of Building 16, Sky SOHO, 968 Jin Zhong Road, Shanghai, the People’s Republic of China.

A proposal of changing the Company’s authorized share capital by one-to-eight subdivision of shares (“Share Subdivision”) will be submitted to Trip.com Group’s shareholders to be considered and voted upon at the EGM. Subject to the approval of the Share Subdivision at the EGM, Trip.com Group’s board of directors (the “Board”) has approved a change in the American depositary share (“ADS”) ratio proportionate to the Share Subdivision from eight (8) ADSs representing one (1) ordinary share to one (1) ADS representing one (1) ordinary share (the “ADS Ratio Change”), to take effect on March 18, 2021. For Trip.com Group’s ADS holders, the percentage interest in the Company represented by each ADS will not be altered, and the impact on the Company’s per-ADS trading price on Nasdaq is neutral. Holders of ADSs need not take any action in regard to the ADS Ratio Change.

The Board has fixed the close of business on February 16, 2021 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend, the EGM or any adjourned or postponed meeting thereof. Holders of record of the Company’s ordinary shares, par value US$0.01 per share, at the close of business on the Record Date are entitled to notice of, and to vote at, the EGM or any adjournment or postponement thereof. Holders of the Company’s ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon (the “Depositary”). The notice of the EGM, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Company’s website at http://investors.trip.com.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner, and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: (+86) 21 3406 4880 X 12229

Email: iremail@trip.com